1. Name and Address of Reporting Person
   Fiola, Janet S.
   Medtronic, Inc.
   710 Medtronic Pkwy
   Minneapolis, MN 55432-
2. Issuer Name and Ticker or Trading Symbol
   Medtronic, Inc. (MDT)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, Human Resources
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                       11/01/2001 G             -120        D      $0.0000                     D
Common Stock                       12/19/2001 G             -102        D      $0.0000                     D
Common Stock                       12/19/2001 G             -102        D      $0.0000                     D
Common Stock                       12/19/2001 G             -102        D      $0.0000                     D
Common Stock                       12/19/2001 G             -102        D      $0.0000                     D
Common Stock                       12/19/2001 G             -102        D      $0.0000                     D
Common Stock                       12/28/2001 G             -977        D      $0.0000    102042.262 <F1>  D
Common Stock                                                                              7086.481         I           By ESOP
Common Stock                       12/19/2001 G             -102        D      $0.0000                     I           By Husband
Common Stock                       12/19/2001 G             -102        D      $0.0000                     I           By Husband
Common Stock                       12/19/2001 G             -102        D      $0.0000                     I           By Husband
Common Stock                       12/19/2001 G             -102        D      $0.0000                     I           By Husband
Common Stock                       12/19/2001 G             -102        D      $0.0000    35669            I           By Husband

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $43.5    10/25/2001 A         45978       10/25/2002 10/25/2011 Common  45978    $0.0000    45978    D
(Right to buy)                                           <F2>                  Stock
Stock Options  $43.81   04/26/2002 A         7411        04/26/2002 04/26/2012 Common  7411     $0.0000    7411     D
(Right to buy)                                                                 Stock
Right to       $0       04/26/2002 A         160.4                             Common  160.492  $0.0000    160.492  D
Receive Stock                                92          <F3>       <F3>       Stock

Explanation of Responses:

<F1>
Includes 454 shares acquired under the 1995 Employees Stock Purchase Plan on November 1, 2001.
<F2>
These options become exercisable at the rate of 25% per year beginning with the first anniversary of the grant.
<F3>
Rights acquired under the Medtronic, Inc. Executive Non-qualified Supplemental Benefit Plan to be settled in Medtronic common stock as a 1-for-1 conversion upon the employee's retirement or other termination of employment.

SIGNATURE OF REPORTING PERSON
/s/ Janet S. Fiola

DATE
06/06/2002